CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Euro Floating Rate Senior Bearer Notes Due 2014	$679,850,000	$20,871.40

(1) The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of $1.3597 per euro 1.00 as of May 2, 2007.

PROSPECTUS Dated January 25, 2006 PROSPECTUS SUPPLEMENT Dated January 29, 2007	Pricing Supplement No. 281 to Registration Statement No. 333-131266 Dated May 2, 2007 Rule 424(b)(2)
GLOBAL MEDIUM-TERM NOTES, SERIES G
Euro Floating Rate Senior Bearer Notes Due 2009

We, Morgan Stanley, may not redeem these Global Medium-Term Notes, Series G, Euro Floating Rate Senior Bearer Notes Due 2009 (the “notes”) prior to the maturity date thereof other than under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.

Application will be made for the notes described herein to be admitted to the Official List of the Financial Services Authority (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) and to trading on the gilt-edged and fixed-interest market of the London Stock Exchange plc. No assurance can be given that such application will be granted.

This document constitutes the pricing supplement relating to the issuances of notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus referred to above. This pricing supplement is supplemental to and must be read in conjunction with such Base Prospectus.

We will issue the notes only in bearer form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement. You may not exchange notes in bearer form at any time for notes in registered form.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities”, in each case  subject to and as modified by the provisions described below.

Principal Amount:	Euro 500,000,000	Initial Interest Rate:	The base rate plus 0.06%; to
Maturity Date:	June 8, 2009		be determined on the second
Settlement Date			TARGET Settlement Day
(Original Issue Date):	May 15, 2007		immediately preceding the
Interest Accrual Date:	May 15, 2007		original issue date
Issue Price:	100%	Interest Payment Dates:	Each March 8, June 8,
Specified Currency:	Euro		September 8 and December 8,
Redemption Percentage			commencing September 8,
at Maturity:	100%		2007
Base Rate:	EURIBOR	Interest Payment Period:	Quarterly
Spread (Plus or Minus):	Plus 0.06%	Interest Reset Dates:	Each interest payment date
Index Maturity:	Three months	Interest Reset Period:	Quarterly

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Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

MORGAN STANLEY

COMMERZBANK CORPORATES & MARKETS	DANSKE BANK
LLOYDS TSB CORPORATE MARKETS	MITSUBISHI UFJ SECURITIES INTERNATIONAL PLC
WESTLB AG

Interest Determination		Calculation Agent:	JPMorgan Chase Bank, N.A.
Dates:	The second TARGET		(London Branch)
	Settlement Day immediately	Agent:	Morgan Stanley & Co.
	preceding each interest reset		International plc
	date	Minimum Denominations:	Euro 50,000 and integral
Reporting Service:	Reuters as the successor		multiples of Euro 50,000 in
	service to Moneyline Telerate,		excess thereof
	with Reuters page	Common Code:	030001516
	EURIBOR01 as the successor	ISIN:	XS0300015160
	to Telerate Page 248	Other Provisions	None
Business Days:	London, TARGET Settlement Day and New York

Supplemental Information Concerning Plan of Distribution

On May 2, 2007, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.90%, which we refer to as the “purchase price” for the notes.  The notes purchase price equals the stated issue price of 100% less a combined management and underwriting commission of 0.10% of the principal amount of the notes.

Name	Principal Amount of the Notes
Morgan Stanley & Co. International plc	Euro 425,000,000
Commerzbank Aktiengesellschaft	15,000,000
Danske Bank A/S	15,000,000
Lloyds TSB Bank plc	15,000,000
Mitsubishi UFJ Securities International plc	15,000,000
WestLB AG	15,000,000
Total	Euro 500,000,000

European Union Transparency Obligations Directive

The European Union Directive 2004/109/EC (the “Transparency Directive”) may be implemented in a manner which could be burdensome for companies such as us. In particular, we may be required to prepare financial statements in accordance with accounting standards other than U.S. GAAP. We are under no obligation to maintain the listing of the notes, and prospective purchasers of notes should be aware that, in circumstances where a listing of the notes by the UK Listing Authority would require preparation of financial statements in accordance with standards other than U.S. GAAP, or in any other circumstances where the Transparency Directive is implemented in a manner that, in our opinion, is burdensome, the notes may be de-listed.  In such a case of de-listing, we may, but are not obliged to, seek an alternative listing for the notes on a stock exchange outside the European Union or otherwise on a market within the European Union as to which the Transparency Directive would not apply.  However, if such an alternative listing is not available or is, in our opinion, burdensome, an alternative listing for the notes may not be considered.  Although no assurance is made as to the liquidity of the notes as a result of listing by the UK Listing Authority, de-listing the notes may have a material effect on a noteholder’s ability to resell the notes in the secondary market.